EXHIBIT 99.1

Top Ships Inc. Announces Time Charter Extensions at Very Strong Rates and Revenue of $100 Million

ATHENS, Greece, July 25, 2024 (GLOBE NEWSWIRE) -- TOP Ships Inc. (NYSE: TOPS) (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that its 50% subsidiaries which own M/T Eco Yosemite Park and M/T Eco Joshua Park entered into agreements with their current charterers to extend their time charter employment at higher rates.

Specifically, both MRs will commence 7-year time charters on August 1, 2024 at a gross daily hire rate of $19,500, an increase of 12% from the current daily hire rate. All other terms will remain as per the current time charter contracts including the terms of an option of the charterers to extend each time charter for two additional years. The revenue expected to be generated by the 2 subsidiaries from these charters is about $100 million for the firm period.

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of ocean-going vessels focusing on modern, fuel-efficient eco tanker vessels transporting crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the Company’s vessel acquisitions and employment.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:

Alexandros Tsirikos

Chief Financial Officer

TOP Ships Inc.

Tel: +30 210 812 8107

Email: atsirikos@topships.org